UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-39600

EQONEX LIMITED

(Translation of registrant’s name into English)

Suites 1206-1209, Level 12

Three Pacific Place

1 Queen’s Road East

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 13, 2021, the name of the Company was officially changed to EQONEX Limited, following shareholder approval at the Company’s Annual General Meeting held on September 29, 2021.

In connection with the Company’s Annual General Meeting, the Company amended its constitution, which is filed as Exhibit 3.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended Constitution of EQONEX Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQONEX Limited

Date: October 25, 2021	By:	/s/ Paul Ewing
	Name:	Paul Ewing
	Title:	Chief Financial Officer